

Mail Stop 3233

June 26, 2017

<u>Via E-Mail</u>
Allan J. Rimland
President, Chief Executive Officer and Chief Financial Officer
AdCare Health Systems, Inc.
454 Satellite Blvd. NW
Suite 100
Suwanee, Georgia 30024

Re: Regional Health Properties, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 16, 2017
File No. 333-216041

Dear Mr. Rimland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2016 letter.

<u>General</u>

1. We note your disclosure on page 73 that "[o]n May 26, 2017, the Company entered into a new At Market Issuance Sales Agreement to sell, from time to time, up to an additional 149,400 shares of Series A Preferred Stock through an ATM." Please be advised that you are responsible for analyzing the applicability of Regulation M to AdCare Health Systems, Inc.'s at the market offering program and the issuance of the RHE Series A Preferred Stock pursuant to your registration statement. To the extent you have questions you may contact the Division of Trading and Markets at 202-551-5777.

2. In your next amendment, please include updated financial information for Regional Health Properties, Inc. as of and for the period ended March 31, 2017 pursuant to Rule 8-08 of Regulation S-X.

You may contact Jeff Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Lori A. Gelchion, Esq.
        Rogers & Hardin LLP